RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Six Months Ended June 30,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2017	2016	2015	2014	2013

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$1,107	$2,048	$2,160	$2,395	$2,447
Capitalized interest	(17)	(34)	(33)	(38)	(69)
Depreciation of capitalized interest	8	19	22	27	20
Dividends from less than 50%-owned companies carried at equity	71	8	11	6	10
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$1,169	$2,041	$2,160	$2,390	$2,408
Fixed charges
Interest on long-term and short-term debt	$79	$190	$161	$213	$178
Capitalized interest	17	34	33	38	69
Rental expenses representative of an interest factor	23	47	47	52	43
Total fixed charges	$119	$271	$241	$303	$290

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$1,288	$2,312	$2,401	$2,693	$2,698
RATIO OF EARNINGS TO FIXED CHARGES	10.8	8.5	10.0	8.9	9.3